Exhibit 99.1(a)(5)(A)
Peter T. Socha
Chairman
July 28, 2005
Dear Fellow Shareholder:
     I am pleased to inform you that as of July 25, 2005 National Vision, Inc. (“NVI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vision Holding Corp. (“Parent”) and Vision Acquisition Corp. (“Acquisition Corp.”), each of which are affiliates of Berkshire Partners LLC (“Berkshire”). Pursuant to the Merger Agreement, Acquisition Corp. is today commencing a tender offer (the “Offer”) to purchase all outstanding shares of NVI common stock, par value $0.01 per share, including the associated rights (the “Rights”) to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 27, 1997 (as amended from time to time, the “Company Rights Agreement”), between the Company and American Stock Transfer & Trust Company (together, the “Shares”), at a price of $7.25 per Share. The Offer is subject to several conditions that are described in the accompanying documents. The $7.25 per Share being offered by Parent and Acquisition Corp. represents approximately a 42% premium to the closing stock price on July 25, 2005, the day the Merger Agreement was executed.
      The Merger Agreement provides that, if the Offer is completed, Acquisition Corp. will merge with and into NVI (the “Merger”), and NVI will become a wholly-owned subsidiary of Parent. In the Merger, each Share not acquired by Acquisition Corp. in the Offer will be converted into the right to receive the same consideration paid pursuant to the Offer.
      Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of NVI. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.
      In arriving at its recommendation, the Board of Directors formed a special committee of certain members of the Board of Directors (the “Special Committee”) to carefully review the Offer and the Merger. The Board of Directors gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the evaluation performed by the Special Committee and the opinion of TM Capital Corp. to the Special Committee (the “Opinion”) that, as of July 25, 2005 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinion, the $7.25 in cash per Share to be received by the shareholders of NVI in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of the Opinion is attached as Annex B to the enclosed Schedule 14D-9, and the Board of Directors urges you to read it carefully and in its entirety.
      Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, which the Board of Directors urges you to read carefully.
      Accompanying this letter, in addition to the Schedule 14D-9, is Acquisition Corp.’s Offer to Purchase, dated July 28, 2005, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of NVI, I urge you to read the enclosed material and consider this information carefully, and I would like to personally thank you for your time as a shareholder of NVI.

Sincerely,

Peter T. Socha
Chairman
296 Grayson Highway • Lawrenceville, GA 30045     •     (770) 822-3600     •     Fax: (770) 822-3601

P.O. Box 1000     •     Lawrenceville, GA 30046